EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (1)
($ amounts in millions)

	Three Months Ended Sept 30,	Nine Months Ended Sept 30,	Year Ended December 31,
	2012	2012	2011	2010	2009	2008
			As restated and amended	As restated and amended	As restated and amended	As restated and amended
Income (loss) from continuing operations before income taxes	$(96.9)	$(136.1)	$2.7	$(41.6)	$(73.9)	$(257.4)

Less: Equity in earnings (losses) of limited partnership and other investments	12.4	48.6	44.6	57.4	(41.3)	5.9

Add: Distributed earnings of limited partnership and other investments	7.4	27.8	33.1	61.3	20.6	26.4

Income (loss) from continuing operations before income taxes and equity in undistributed earnings of limited partnership and other investments	$(101.9)	$(156.9)	$(8.8)	$(37.7)	$(12.0)	$(236.9)

Fixed Charges:
Interest expense on indebtedness	$7.9	$23.7	$31.8	$31.8	$33.1	$36.7
Interest expense attributable to rentals	0.1	0.2	0.4	0.5	0.7	0.7
Total fixed charges (2)	8.0	23.9	32.2	32.3	33.8	37.4
Interest credited on policyholder contract balances	31.3	90.2	115.2	124.2	136.2	152.0
Total fixed charges, including interest credited to policyholders	$39.3	$114.1	$147.4	$156.5	$170.0	$189.4

Income (loss) from continuing operations before income taxes, equity in undistributed earnings of limited partnership and other investments and fixed charges	$(62.6)	$(42.8)	$138.6	$118.8	$158.0	$(47.5)

Ratio of earnings to fixed charges and preferred stock dividends	(1.6)	(0.4)	0.9	0.8	0.9	(0.3)

Additional earnings required to achieve 1:1 ratio coverage	$101.9	$156.9	$8.8	$37.7	$12.0	$236.9

SUPPLEMENTAL RATIO (3) — Ratio of earnings to fixed charges and preferred stock dividends exclusive of interest credited on policyholder contract balances:

Income (loss) from continuing operations before income taxes and equity in undistributed earnings of limited partnership and other investments	$(101.9)	$(156.9)	$(8.8)	$(37.7)	$(12.0)	$(236.9)

Fixed Charges:
Total fixed charges, as above	$8.0	$23.9	$32.2	32.3	33.8	37.4

Income (loss) from continuing operations before income taxes and equity in undistributed earnings of limited partnerships and other investments and fixed charges	$(93.9)	$(133.0)	$23.4	$(5.4)	$21.8	$(199.5)

Ratio of earnings to fixed charges and preferred stock dividends	(11.7)	(5.6)	0.7	(0.2)	0.6	(5.3)

Additional earnings required to achieve 1:1 ratio coverage	$101.9	$156.9	$8.8	$37.7	$12.0	$236.9
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(1)	We had no dividends on preferred stock for the three and nine months ended September 30, 2012 and years ended December 31, 2011, 2010, 2009 and 2008.
(2)
Total fixed charges consist of interest expense on indebtedness and an interest factor attributable to rentals. The interest factor attributable to rentals consists of one-third of rental charges, which we deem to be representative of the interest factor inherent in rents.

(3)	This ratio is disclosed for the convenience of investors and may be more comparable to the ratios disclosed by other issuers of fixed income securities.